UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70824

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934
REPORT FOR THE PERIOD BEGINNING __08/03/2022__ AND ENDING __12/31/2022__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **NCMG LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
150 East 52nd Street, Suite 14001

(No. and Street)		
New York	**NY**	**10022**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tim Biggins	**646-876-0109**	**tim@ncmg.llc**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mazars USA LLP

	(Name – if individual, state last, first, middle name)		
135 West 50th Street	**New York**	**NY**	**10020**
(Address)	(City)	(State)	(Zip Code)
10/08/2003			**339**
(Date of Registration with PCAOB)(if applicable)			(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tim Biggins, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NCMG LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20 25

Signature:

Timothy Biggins

Title:
Principle Executive Officer

Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

NCMG LLC
(A Wholly Owned Subsidiary of NCMG Holdings LLC)

Financial Statement

As of December 31, 2022 and for the period from
August 3, 2022 (commencement of operations)
through December 31, 2022

(With Report of Independent Registered Public Accounting Firm)

NCMG LLC

(A Wholly Owned Subsidiary of NCMG Holdings LLC)
Table of Contents

---

mazars

Mazars USA LLP
135 West 50th Street
New York, New York 10020

Tel: 212.812.7000
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Managing Member of NCMG LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NCMG LLC, (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2022.

New York, NY
February 21, 2023

NCMG LLC

(A Wholly Owned Subsidiary of NCMG Holdings LLC)
Statement of Financial Condition
December 31, 2022

Assets		
Cash	$	226,925
Accounts receivable		139,796
Prepaid expenses		2,302
Total Assets	$	369,023
Liabilities and Member's Equity		
Accrued expenses and accounts payable	$	45,776
Related party payable		2,950
Total Liabilities		48,726
Total Member's Equity		320,297
Total Liabilities and Member's Equity	$	369,023

The accompanying notes are an integral part of this financial statement.

NCMG LLC

(A Wholly Owned Subsidiary of NCMG Holdings LLC)
Notes to Financial Statement
December 31, 2022

---

1. **Business and Organization**

   NCMG LLC (the "Company") is a member of the Financial Industry Authority, Inc ("FINRA") and became a registered broker-dealer under the Securities Exchange Act of 1934 effective August 3, 2022. The Company, a Delaware limited liability company was formed in October 1, 2021 and commenced operations on August 3, 2022 as a wholly owned subsidiary of NCMG Holdings LLC (the "Parent"). The Company is approved to engage in private placements, and firm commitment underwritings.

2. **Summary of Significant Accounting Policies**

   This financial statement has been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). All amounts are expressed in United States dollars (U.S. dollars) unless otherwise stated. The following is a summary of the significant accounting and reporting policies used in preparing the financial statement.

   (a) *Use of Estimates*

   The preparation of the financial statement requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

   (b) *Cash*

   Cash of $250,000 consists of cash held at one financial institution which at times may exceed federally insured limits. The Company has not experienced any losses on these accounts and is not exposed to any significant credit risk with respect to its depository institutions.

   (c) *Accounts Receivable and Allowance for Credit Losses*

   The Company applies Accounting Standards Update("ASC") 2016-13, Financial Instruments – Credit Losses ("CECL") which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. The CECL methodology utilizes a lifetime "current expected credit loss" measurement objective for the recognition of credit losses for certain financial assets at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current GAAP, which generally require that a loss be incurred before it is recognized.

   Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer). For certain financial assets measured at amortized cost, the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses. The Company identified fees receivable carried at amortized cost as impacted by ASC 326.

(c) *Accounts Receivable and Allowance for Credit Losses (continued)*

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards.

Management does not believe that an allowance is required on outstanding Accounts Receivable balance as of December 31, 2022.

(d) *Recent Accounting Pronouncements Adopted*

On August 3, 2022, the Company adopted Accounting Standards Update("ASU") 2019-12 which incorporated ASC 740-10-30-27A to clarify that legal entities that are not subject to tax such as certain partnerships and disregarded single member limited liability companies are not required to include, in their separate financial statements, allocated amounts of consolidated current and deferred taxes. The adoption of the ASU did not have a material impact on its financial statements and related disclosures.

(e) *Revenue recognition*

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"), which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Underwriting Fees

The Company earns underwriting fees in securities offerings in which the Company acts as an underwriter in initial public offerings or follow-on equity offerings. Fee revenue relating to underwriting commitments is recorded at the point in time when all significant items relating to the underwriting process have been completed and the amount of the underwriting revenue has been determined.

Generally, this is the point at which all of the following have occurred: (i) the issuer's registration statement has become effective with the SEC or the other offering documents are finalized; (ii) the Company has made a firm commitment for the purchase of securities from the issuer; and (iii) the Company has been informed of the number of securities that it has been allotted.

NCMG LLC

(A Wholly Owned Subsidiary of NCMG Holdings LLC)
Notes to Financial Statement
December 31, 2022

(e) Revenue recognition (continued)

Generally, the role of the members of the underwriting syndicate, including the lead and participating underwriters, is that of a principal for their respective share of the underwriting expenses because (a) the underwriters obtain control of these services and combine them with other services as part of delivering on their performance obligation and (b) based on the weight of the indicators in Financial Accounting Standards Board ("FASB") ASC 606-10-55-39.

Consequently, in accordance with FASB ASC 606-10-55-37B, the Company, as an underwriter, reflects its proportionate share of the underwriting costs on a gross basis.

(f) Income Taxes

At December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits subsequent to the date it commenced operations.

In accordance with ASC Topic 740, Income Taxes, the Company evaluates its tax positions to determine whether it is more likely than not that such positions would be sustained upon examination by tax authorities. Management has analyzed the tax positions taken by the Company, and has concluded that there were no uncertain tax positions that would have a material effect on the financial statements as of December 31, 2022.

3. Related-Party Transactions

On August 1st, the Company entered into an administrative services agreement ("ASA") with Nephron Research LLC("Nephron Research"), a related party for the provision of office space to the Company. During the period from August 3, 2022 through December 31, 2022

The Related Party Payable of $2,950 reported in the Statement of Financial Condition at December 31, 2022 represents the Company's start-up costs that were paid by and remain owed to the Principal Executive Officer of the Company.

4. Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and also requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1(8 to 1 in the first year of operations). As of December 31, 2022, the Company had net capital of $178,199, which exceeded its requirement of $100,000 by $78,199. The ratio of aggregate indebtedness to regulatory net capital was 0.27 to 1.

5. **Commitments & Contingencies**

The Company may be subject to claims and litigation in the ordinary course of business. In management's opinion, based upon the information available as of the date these financials are available to be issued, there are no litigation claims against the Company that would have a material impact on the financial condition, operating results, or cash flows of the Company.

6. **Concentrations**

For the period from August 3, 2022 through December 31, 2022, 100% of the Company's revenue stream and Accounts Receivable originated from a single source.

7. **Subsequent Events**

The Company has evaluated the need for disclosures or adjustments resulting from subsequent events through February 21, 2023, the date these financials were issued, and no other subsequent events were present.